Exhibit 99.2

MIND C.T.I. LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Aviram Cohen, Chief Financial Officer of the Company, and Nadine Amiel, legal counsel of the Company, each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Mind C.T.I. Ltd. (the "Company") which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the "Meeting") to be held at the offices of the Company, Industrial Park, Building 7, Yoqneam 2069202, Israel on August 11, 2016 at 10:00 A.M. (local time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement, dated June 28, 2016.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made, this Proxy will be voted FOR each Proposal (except no. 4). Any and all proxies heretofore given by the undersigned are hereby revoked.

(CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

1.1	14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MIND C.T.I. LTD.

August 11, 2016

GO GREEN

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NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, proxy statement and proxy card
are available at www.mindcti.com/agm

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

  Please detach along perforated line and mail in the envelope provided.

00030333020000000000 5	081116

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE LISTED PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

			FOR	AGAINST	ABSTAIN
	1.	TO RE-APPOINT BRIGHTMAN ALMAGOR ZOHAR (MEMBER OF DELOITTE TOUCHE TOHMATSU) AS THE COMPANY’S INDEPENDENT AUDITOR	☐	☐	☐

	2.	TO RE-ELECT MS. MONICA IANCU, AS A CLASS I DIRECTOR OF THE COMPANY	☐	☐	☐

	3.	TO APPROVE AMENDMENTS TO THE COMPANY'S ARTICLES OF ASSOCIATION	☐	☐	☐

	4.	TO RE-APPROVE THE COMPENSATION POLICY FOR THE COMPANY’S OFFICERS AND DIRECTORS	☐	☐	☐

			YES	NO
4A.

CHECK "YES" TO CONFIRM YOU ARE NOT A “CONTROLLING SHAREHOLDER” OF THE COMPANY UNDER THE ISRAELI COMPANIES LAW AND DO NOT HAVE A "PERSONAL BENEFIT OR OTHER INTEREST" IN THE APPROVAL OF MATTER 4, AS DESCRIBED IN THE COMPANY'S PROXY STATEMENT.

			☐	☐

Under Israeli law, you cannot vote on Matter 4 unless you check "YES" in Matter 4A. If you are unable to make this confirmation, please check "NO".

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual General Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement, dated June 28, 2016.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.